SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02057229

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the six-month period ended June 30 , 2002


RECEIVED
AUG 3 0 2002
180

Cable Satisfaction International Inc.
(Translation of registrant's name into English)

Cable Satisfaction International Inc.
1730 Marie-Victorin Boulevard, Suite 201
Longueuil, Québec, Canada J4G 1A5
(450) 468-4485
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If «Yes» is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

The following document is filed as part of this Form 6-K:

No.	Document
1.	Quarterly Financial Statements for the six-month period ended on June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CABLE SATISFACTION INTERNATIONAL INC.
(Registrant)

By: 

Name: François de Billy
Title: Secretary

Dated: August 26, 2002

SECOND QUARTER REPORT, JUNE 2002

ADVANTAGE CSII



MESSAGE TO SHAREHOLDERS

We are pleased to report on our financial and operating results for the second quarter ended June 30, 2002.

Financial highlights

- Operating revenues increased 27% to $28.2 million compared to $22.2 million for the preceding quarter. Year-over-year operating revenues are up 179% from $10.1 million for the same period of 2001.

- EBITDA* increased by $1.8 million, or 129%, to $3.2 million compared to $1.4 million for the preceding quarter. The year-over-year EBITDA improvement was $5.0 million compared to the second quarter of 2001.

- Gross margin percentage improved to 48.0% compared to 46.5% and 38.4%, respectively, for the first quarter of 2002 and second quarter of 2001.

- Blended ARPU** increased 10% to $44.00 (euro 30.79) compared to $40.10 (euro 28.68) for the preceding quarter. The year-over-year increase was 52% compared to $28.92 (euro 20.66) for the second quarter of 2001. The blended ARPU includes ARPU for business services of $85.89 (euro 60.11).

Operational highlights

- Total revenue generating units (RGU) for residential and business services rose in the second quarter by 62,346 to reach 431,247 RGUs, a year-over-year increase of 135% from 183,841 RGUs at the end of the same period of 2001.

  Compared to the preceding quarter:
  - Cable television customers increased by 17,432 to 209,687, a year-over-year increase of 65%.
  - Pay TV customers rose by 5,891 to 49,677.
  - High-speed Internet customers increased by 7,173 to 48,333.
  - Telephony customers rose by 31,850, the third consecutive quarter of over 30,000 net activations, to reach 123,550.

- For the second quarter of 2002, approximately 27% of telephony customers subscribed to the "triple play" bundle – cable television, high-speed Internet and telephony – while 70% subscribed to the "double play" of telephony and cable television services.

- The number of services per subscriber connection rose to almost 2.0 from 1.88 at the end of first quarter and 1.45 at the end of the second quarter of 2001.

- The number of residential and business customers reached 215,000, including 5,100 business customers.

Comments and Guidance

We have achieved significant revenue and EBITDA growth in the second quarter and the first six months of 2002 and we have met the EBITDA levels set out in the covenants for the secured term financing portion of our senior credit facility. Demand for all of our services continued to be very strong throughout the second quarter and we were aggressive in collecting our receivables, even if such action resulted in a high rate of involuntary disconnections for the period. We are meeting our operational and financial targets by building a solid base of paying customers.

While maintaining rapid revenue growth and steady gross margin improvement, Csii has taken additional actions to improve its financial performance. In addition to a $1.49 (euro 1.00) increase in monthly basic cable television tariffs effective May 1, the Company has announced an increase of $2.01 (euro 1.35) for high-speed Internet services effective August 1 and it has reduced monthly Internet-related data transmission costs by approximately $119,200 (euro 80,000) for the balance of the year through negotiations with carriers outside Portugal. The Company's workforce has also been reduced by approximately 30 positions. The Company renegotiated an outsourcing agreement with a service provider and implemented other measures to reduce costs.

We are confident that the strength of our business, combined with recent actions and ongoing vigilance on the cost side, will keep us on track to achieve our operational and financial objectives for the third and fourth quarters. By meeting our objectives, we will access our senior credit facility before the end of the year. The Company is maintaining its guidance for 2002 – revenues of between $126 million and $133 million, a 50% average gross margin for the year as a whole and EBITDA of $22 million.

As of June 30, 2002, the Company had cash and cash equivalents of $21.3 million. Following the end of the quarter, the Company drew down the remaining $44.7 million (euro 30.0 million) of its secured term financing, providing sufficient liquidity to fund its operations until gaining access to its senior credit facility before the end of 2002.

**Earnings before interest, taxes, depreciation and amortization, and restructuring and other related expenses.*
***Monthly average revenue per subscriber connection for all services.*

Consolidated Results
Second quarter ended June 30, 2002

Operating revenues – Operating revenues increased by 27% to $28.2 million compared to $22.2 million for the preceding quarter, reflecting continued customer growth and higher ARPU. Total RGUs increased by 62,346 during the quarter to reach 431,247 RGUs. Blended ARPU increased 10% to $44.00 (euro 30.79) compared to $40.10 (euro 28.68) for the preceding quarter. Compared to the second quarter of 2001, operating revenues and total RGUs increased 179% and 135%, respectively. The year-over-year increase in ARPU was 52% compared to $28.92 (euro 20.66) for the second quarter of 2001.

Cable television – Operating revenues from basic cable television services were $11.3 million, up 18% and 85%, respectively from $9.6 million for the preceding quarter and $6.1 million for same period in 2001. This increase reflects subscriber growth and a tariff increase of approximately $1.49 (euro 1.00) implemented on May 1, 2002. The total number of subscribers rose by 17,432 to 209,687, an increase of 9% from the preceding quarter and 65% year-over-year.

Pay TV – Operating revenues from Pay TV services were $3.1 million, an increase of 48% from $2.1 million for the preceding quarter and up 138% from $1.3 million for the second quarter last year. Total pay TV subscribers increased by 5,891 to 49,677, up 13% from the preceding quarter and a year-over-year increase of 86%.

High-speed Internet – Operating revenues from high-speed Internet services increased 26% to $4.9 million from $3.9 million for the preceding quarter and 227% from $1.3 million for the second quarter of 2001. The total number of subscribers rose by 7,173 to 48,333, an increase of 17% from the preceding quarter and 194% year-over-year. A monthly tariff increase of approximately $2.01 (euro 1.35) was implemented effective August 1, 2002.

Telephony – Operating revenues from telephony services rose 31% to $8.8 million from $6.7 million for the preceding quarter. The year-over-year increase was 529% from $1.4 million for the same 2001 period. The total number of subscribers increased by 31,850 to 123,550, up 35% compared to the preceding quarter and a year-over-year increase of 789%.

Business Services – Included in the operating revenues and total RGUs discussed above are business services which accounted for 10,152 RGUs at the end of the second quarter, an increase of 103% compared to 4,996 RGUs at the end of 2001. At the end of the quarter, business RGUs were comprised of 4,323 cable television, 2,715 high-speed Internet and 3,114 telephony subscribers. ARPUs per RGU for CATV, Internet and Telephony amounted to $29.47 (euro 20.61), $56.94 (euro 39.82), and $55.78 (euro 39.01) respectively. Since the beginning of the year, business telephony RGUs almost tripled, Internet has doubled and CATV increased 67%. ARPU per business customer for the second quarter was $85.89 (euro 60.11). Sales of capacity and dark fibre leasing amounted to $172,153 (euro 120,387) for the second quarter.

Direct costs – Direct costs, which consist mainly of programming costs for basic cable television and pay TV services as well as interconnection costs related to high-speed Internet and telephony services, were $14.6 million (52% of revenues) compared to $11.9 million (54% of revenues) for the preceding quarter and $6.2 million (62% of revenues) for the same period in 2001. This improvement reflects the full activation of Cabovisão's national fibre-optic backbone during the first quarter of 2002. As a result, gross margin percentage improved to 48.0% compared to 46% for the preceding quarter and 38.0% for the same period last year.

Gross margin – The gross margin for cable television services was 42.3% compared to 41.9% for the second quarter of 2001, for Internet services it was 60.3% compared to 19.4% and for telephony it was 51.0% compared to 46.0%.

Operating and administrative expenses – Operating and administrative expenses were $10.4 million (37% of revenues) compared to $9.0 million (40% of revenues) for the preceding quarter and $5.7 million (56% of revenues) for the same period in 2001. The increase of 15% reflects the relative fixed nature of operating and administrative expenses and compares to the increase of 27% in operating revenues.

The monthly churn (disconnection) rate for the second quarter was 1.8% compared to 1.2% during the previous 12-month period, reflecting the strict application of credit policies following delays experienced in processing and mailing customer invoices during the first quarter of the year. These delays, which were resolved by the beginning of the second quarter, led to a higher provision for bad debt in the first quarter, as reported previously, and in the latest period. The Company expects a downward trend in the churn rate in subsequent quarters and a decline in bad debt as a percentage of operating revenues for the second half of 2002 compared to the first six months of the year. Collection of accounts receivable improved significantly during the second quarter. Trade receivables represent 70 days of sales at the end of the quarter compared to 85 days at the end of the preceding quarter.

EBITDA – EBITDA increased by $1.8 million, or 129%, to $3.2 million compared to $1.4 million for the preceding quarter. The EBITDA improvement year-over-year was $5.0 million, reflecting an acceleration of subscriber and revenue growth, higher margins, as well as economies of scale that will be reflected more fully in future results.

Restructuring and other charges – During the second quarter, the Company initiated cost reduction measures, including the reduction of approximately 30 positions and the renegotiation of an outsourcing agreement. As a result, a provision of $1.2 million pre-tax was recorded in the second quarter, mainly related to severance payments.

Depreciation and amortization – Depreciation and amortization increased to $12.0 million from $10.0 million for the preceding quarter and $6.0 million for the same period in 2001, reflecting the significant growth in capital assets during 2001. As of June 30, 2002, capital assets were $440.2 million compared to $335.6 million as of December 31, 2001, net of accumulated depreciation of $56.8 million and $37.5 million, respectively.

Other revenues (expenses) – Other expenses were $3.0 million compared to $7.8 million for the preceding quarter and other revenues of $1.1 million for the same period last year. The year-over-year increase reflects mainly higher financial expenses in the latest quarter.

Net loss and net loss per share – Net loss was $13.1 million, or $0.14 basic and fully diluted per share, compared to net losses of $16.5 million, or $0.19 per share, for the preceding quarter and $6.8 million, or $0.11 per share, for the same period in 2001.

Six months ended June 30, 2002

For the first six months ended June 30, 2002, operating revenues totaled $50.4 million, up 178% compared to $18.1 million for the same period last year. This significant increase in operating revenues reflects mainly the acceleration of RGU and revenue growth since the second quarter of last year.

EBITDA was $4.5 million compared to negative EBITDA of $3.9 million for the first six months of last year. The improvement in EBITDA was driven mainly by the completion of the national fibre-optic ring, margin improvement and increasing economies of scale related to fixed operating and administrative expenses.

Liquidity and Capital Resources

Operating activities provided cash of $6.2 million compared to using cash of $19.2 million in the preceding quarter. This improvement reflects mainly a lower ratio of trade receivables to operating revenues, and net changes to other non-cash items related to operations.

Acquisitions of capital assets declined to $39.5 million compared to $59.2 million for the preceding quarter and $68.5 million for the same period in 2001. The decrease reflects the partial reimbursement of value added taxes and longer payment terms negotiated with suppliers.

Financing activities provided cash of $42.6 million. Most of this amount was drawn from the euro 100 million (approximately $140.9 million) secured term financing which is part of the Company's senior credit facility. Following the end of the quarter, the Company drew the balance, amounting to $44.7 million (euro 30.0 million), having met the covenant requirements for this facility.

The Company has sufficient cash resources to fund its operations through the balance of this year. The Company will access its senior credit facility prior to the end of 2002 by meeting the covenant requirements in the third and fourth quarters.

Forward-looking Statements

The statements in this report relating to matters that are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, general business and economic conditions, the condition of the financial markets and the other risks and uncertainties detailed in the Management's Discussion and Analysis section of the Company's 2001 annual report.



Jean-Charles Dagenais
President and Chief Executive Officer



Fernand Belisle
Chairman of the Board

Longueuil, Quebec, Canada
August 21, 2002

CONSOLIDATED STATEMENTS OF LOSS AND ACCUMULATED DEFICIT

(Unaudited) (In thousands of dollars, except share data)	**2002 3 months ended June 30**	2001 3 months ended June 30	**2002 6 months ended June 30**	2001 6 months ended June 30
		(restated, note 1)		(restated, note 1)
OPERATING REVENUES	**$ 28,169**	$ 10,134	**$ 50,389**	$ 18,135
DIRECT COSTS	**14,640**	6,246	**26,532**	11,210
	13,529	3,888	**23,857**	6,925
OPERATING AND ADMINISTRATIVE EXPENSES	**10,366**	5,683	**19,328**	10,784
Earnings (loss) from operations before the following items	**3,163**	(1,795)	**4,529**	(3,859)
RESTRUCTURING AND OTHER RELATED EXPENSES (Note 2)	**1,235**	–	**1,235**	–
DEPRECIATION AND AMORTIZATION	**12,019**	6,046	**22,050**	10,884
Loss from operations	**(10,091)**	(7,841)	**(18,756)**	(14,743)
OTHER REVENUES (EXPENSES)				
Financial revenues	**113**	513	**330**	2,245
Financial expenses	**(12,225)**	(5,724)	**(19,871)**	(13,405)
Loss on fair value of financial instrument	**(1,758)**	(3,710)	**(369)**	(3,710)
Foreign exchange gain	**10,744**	9,991	**9,152**	5,199
Others	**79**	(2)	**(133)**	(197)
	(3,047)	1,068	**(10,891)**	(9,868)
Loss before future income taxes	**(13,138)**	(6,773)	**(29,647)**	(24,611)
FUTURE INCOME TAXES	–	–	–	2,389
Net loss	**(13,138)**	(6,773)	**(29,647)**	(22,222)
ACCUMULATED DEFICIT, beginning of period, as previously reported	**(125,567)**	(59,844)	**(92,281)**	(28,898)
Restatement due to a change in accounting policy regarding foreign currency translation (Note 1)	–	–	**(16,777)**	(15,497)
ACCUMULATED DEFICIT, beginning of period, as restated	**(125,567)**	(59,844)	**(109,058)**	(44,395)
ACCUMULATED DEFICIT, end of period	**$ (138,705)**	$ (66,617)	**$ (138,705)**	$ (66,617)
Net loss per share, basic and fully diluted	**$ (0.14)**	$ (0.11)	**$ (0.33)**	$ (0.37)
Weighted average number of outstanding multiple voting shares and subordinate voting shares	**91,060,670**	60,512,033	**88,834,525**	60,423,705

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)	June 30 2002 (unaudited)	December 31 2001 (audited) (restated, note 1)
ASSETS		
Capital assets [1]	**$ 440,171**	$ 335,577
Intangible assets and deferred charges [1]	**33,043**	24,801
Deferred financing and issuance costs, net	**28,092**	28,221
Future income taxes	**11,247**	10,657
Cash and cash equivalents	**21,305**	22,044
Trade receivable	**25,550**	11,565
Other receivable	**32,789**	36,517
Inventory	**18,923**	20,691
Prepaid and other current assets	**5,690**	6,208
	$ 616,810	$ 496,281
LIABILITIES		
Long-term debt	**$ 241,890**	$ 239,801
Other long-term liabilities	**5,748**	5,379
Bank indebtedness	**106,754**	22,341
Cheques issued in excess of bank deposits	**–**	314
Accounts payable and accrued liabilities	**135,415**	123,886
	489,807	391,721
SHAREHOLDERS' EQUITY		
Capital stock	**237,185**	190,917
Warrants	**8,933**	8,933
Currency translation adjustments	**19,590**	13,768
Accumulated deficit	**(138,705)**	(109,058)
	127,003	104,560
	$ 616,810	$ 496,281

[1] Net of accumulated depreciation and amortization of **$73,774** (2001 – $49,343)

SUMMARY OF SELECTED INFORMATION - CABOVISÃO

As at June 30	2002	2001	Growth
Potential Homes	**4,500,000**	3,795,000	19%
Homes Passed	**710,820**	530,759	34%
Subscribers			
Cable TV - Basic Service	**209,687**	126,778	65%
Cable TV - Pay TV	**49,677**	26,740	86%
Internet	**48,333**	16,426	194%
Telephony	**123,550**	13,897	789%
	431,247	183,841	135%

Operating revenues (In thousands of dollars)	**2002 3 months ended June 30**	2001 3 months ended June 30	Growth %	**2002 6 months ended June 30**	2001 6 months ended June 30	Growth
Cable Television	**$ 14,438**	$ 7,453	94%	**$ 26,095**	$ 14,170	84%
Internet	**4,945**	1,308	278%	**8,823**	2,182	304%
Telephony	**8,786**	1,373	540%	**15,471**	1,783	768%
	$ 28,169	$ 10,134	178%	**$ 50,389**	$ 18,135	178%

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In thousands of dollars)	**2002 3 months ended June 30**	2001 3 months ended June 30 (restated, note 1)	**2002 6 months ended June 30**	2001 6 months ended June 30 (restated, note 1)
OPERATING ACTIVITIES				
Net loss	**$ (13,138)**	$ (6,773)	**$ (29,647)**	$ (22,222)
Items not affecting cash				
Depreciation and amortization	**12,019**	6,046	**22,050**	10,884
Amortization of deferred financing and issuance costs	**1,025**	728	**1,637**	1,242
Amortization of debt discount	**548**	416	**795**	628
Foreign exchange gain	**(10,744)**	(9,991)	**(9,152)**	(5,199)
Loss on fair value of financial instrument	**1,758**	3,710	**369**	3,710
Future income taxes	**–**	–	**–**	(2,389)
	(8,532)	(5,864)	**(13,948)**	(13,346)
Net changes in non-cash items related to operations	**14,761**	35,853	**939**	31,974
	6,229	29,989	**(13,009)**	18,628
INVESTING ACTIVITIES				
Acquisitions of capital assets [1]	**(39,461)**	(68,483)	**(98,665)**	(122,237)
Increase of intangible assets and deferred charges	**(5,451)**	(4,511)	**(11,213)**	(6,291)
	(44,912)	(72,994)	**(109,878)**	(128,528)
FINANCING ACTIVITIES				
Increase in bank indebtedness	**41,733**	6	**84,099**	–
Issuance of shares, net of related expenses	**880**	1,068	**46,267**	1,353
	42,613	1,074	**130,366**	1,353
EFFECT OF FOREIGN EXCHANGE ON CASH	**(8,281)**	(5,109)	**(8,218)**	(6,324)
DECREASE IN CASH AND CASH EQUIVALENTS	**(4,351)**	(47,040)	**(739)**	(114,871)
CASH AND CASH EQUIVALENTS, beginning of period	**25,656**	90,656	**22,044**	158,487
CASH AND CASH EQUIVALENTS, end of period	**$ 21,305**	$ 43,616	**$ 21,305**	$ 43,616
Cash flows include the following elements:				
Interest paid	**$ 7,552**	$ 26	**$ 22,774**	$ 15,162
Income taxes paid	**$ –**	$ –	**$ –**	$ –

[1] Total capital assets of **$52,269** (2001 – $50,942) were acquired during the 3 months ended June 30 and a total capital assets of **$99,619** (2001 – $100,285) were acquired during the 6 months ended June 30.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (In thousands of dollars, except share data)

These interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2001.

1. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2001, on pages 24, 25 and 26 in the 2001 Annual Report except as noted below.

Change in accounting policies

The Company adopted new accounting policies to comply with new standards of the Canadian Instituted of Chartered Accountants ("CICA")

(a) Goodwill and other intangible assets

In 2001, the CICA issued Handbook Section 1581, "Business Combinations," and Handbook Section 3062, "Goodwill and Other Intangible Assets." Handbook Section 1581 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under Handbook Section 3062, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company adopted new handbook section effective January 1, 2002. This change in accounting policy did not have a significant impact on the results of the second quarter 2002.

(b) Foreign currency translation

In 2001, the CICA modified the Handbook Section 1650, "Foreign Currency Translation". The effect of the new recommendations is to eliminate the deferral and amortization of unrealized translation gains and losses on non-current monetary assets and liabilities, and require disclosure of exchange gains and losses included in net loss. The Company adopted the new recommendations effective January 1, 2002 and to apply them retroactively. The effect of adopting the new handbook section resulted, as at December 31, 2001, in a decrease in deferred foreign exchange loss of $16,777 and an increase in accumulated deficit of $16,777. Opening accumulated deficit in 2001 increased by $15,497 and the second quarter 2001 net loss decrease by $10,994. The effect of adopting the new handbook section resulted in the second quarter 2002 net loss decreasing by $6,860.

(c) Stock-based compensation and other stock-based payments

Effective January 1, 2002, the Company adopted CICA Handbook 3870 "Stock-based Compensation and Other Stock-based Payments", ("HB 3870") which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. HB 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions.

The new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

HB 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Impact on net loss and net loss per share would not have been material had the Company determined compensation expense based on the fair value, at the date of grant, under HB 3870. The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant for options granted on or after January 1, 2002 using the following assumptions: risk-free interest rate of 4.74%; expected volatility of 50%; expected life of 4 years; and dividend yield of 0%. In the second quarter of 2002, 265,000 options with a weighted average fair value of $1.58 were granted.

2. RESTRUCTURING AND OTHER RELATED EXPENSES

In the second quarter of 2002, the Company implemented its staffing reduction program. As a result, a charge of $1,235 has been recorded as restructuring and other related expenses. The restructuring charge is related to employee severance, including other directly related employee costs.

3. CAPITAL STOCK

On June 30, 2002, the Company had 1,000,000 multiple voting shares and 90,367,967 subordinate voting shares outstanding. In addition, the warrants attached to the Senior Notes in the amount of US$155 million are convertible into 3,300,000 subordinate voting shares at a price of $6.47 per share.

During the second quarter of 2002, the Company issued 548,000 subordinate voting shares through the exercise of stock options, for net proceeds of $880.

4. SEGMENTED INFORMATION

The Company provides cable television, Internet and telephony services. All of these operating segments are in one principal geographic sector: Portugal.

(Unaudited)
(In thousands of dollars)

	2002 3 months ended June 30		
	Portugal	**Head office and others**	**Total**
Operating revenues	**$ 28,169**	**$ –**	**$ 28,169**
Earnings (loss) from operations before the following items:	**3,864**	**(701)**	**3,163**
Restructuring and other related expenses	**1,235**	**–**	**1,235**
Depreciation and amortization	**11,992**	**27**	**12,019**
Loss from operations	**(9,363)**	**(728)**	**(10,091)**
Total assets	**589,296**	**27,514**	**616,810**

(Unaudited)
(In thousands of dollars)

	2002 6 months ended June 30		
	Portugal	**Head office and others**	**Total**
Operating revenues	**$ 50,389**	**$ –**	**$ 50,389**
Earnings (loss) from operations before the following items:	**5,768**	**(1,239)**	**4,529**
Restructuring and other related expenses	**1,235**	**–**	**1,235**
Depreciation and amortization	**21,997**	**53**	**22,050**
Loss from operations	**(17,464)**	**(1,292)**	**(18,756)**
Total assets	**589,296**	**27,514**	**616,810**

(Unaudited)
(In thousands of dollars)

	2001 3 months ended June 30 (restated, note 1)		
	Portugal	Head office and others	Total
Operating revenues	$ 10,134	$ –	$ 10,134
Loss from operations before the following item:	(1,033)	(762)	(1,795)
Depreciation and amortization	6,025	21	6,046
Loss from operations	(7,058)	(783)	(7,841)
Total assets	325,235	22,119	347,354

(Unaudited)
(In thousands of dollars)

	2001 6 months ended June 30 (restated, note 1)		
	Portugal	Head office and others	Total
Operating revenues	$ 18,135	$ –	$ 18,135
Loss from operations before the following item:	(2,370)	(1,489)	(3,859)
Depreciation and amortization	10,839	45	10,884
Loss from operations	(13,209)	(1,534)	(14,743)
Total assets	325,235	22,119	347,354

5. COMPARATIVE FIGURES

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the presentation adopted for the three-month period ended June 30, 2002.



Cable Satisfaction International Inc.
1730 Marie-Victorin Blvd., Suite 201, Longueuil (Quebec) CANADA J4G 1A5
Telephone: (450) 468-4485 Fax: (450) 468-5957
Internet: www.csii.ca

SHAREHOLDER INFORMATION

Transfer Agent and Registrar
Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal (Quebec) H3A 3S8

Auditors
Samson Bélair/Deloitte & Touche LLP
1 Place Ville-Marie, Suite 3000
Montreal (Quebec) H3B 4T9

Legal Counsel
Lavery, de Billy
1 Place Ville-Marie, Suite 4000
Montreal (Quebec) H3B 4M4

Listed
Toronto Stock Exchange (TSX)
Ticker Symbol: CSQ.A